09047483

JM

Johnson Matthey

SEC
Mail Processing
Section

DEC 09 2009

Washington, DC
105

December 2, 2009

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666650
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**News Release Johnson Matthey Enters into Consultation on UK Pensions**	**01 Nov 2009**
2.	**Notification of Major Interests In Shares**	**05 Nov 2009**
3.	**Notification of Major Interests In Shares**	**17 Nov 2009**
4.	**Notification of Transactions of Directors/Persons**	**24 Nov 2009**
5.	**News Release Half Year Results for the Six Months Ended 30th Sept. 2009**	**25 Nov 2009**
6.	**Notification of Transactions of Directors/Persons**	**27 Nov 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

dw 12/14

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Johnson Matthey

News Release

For immediate release on Tuesday 3rd November 2009

Johnson Matthey Enters Into Consultation on UK Pensions

Johnson Matthey announces that it has entered into a minimum 90 day consultation period over the structure of future pension arrangements for its UK employees.

The provisional results of the latest triennial revaluation of the company's UK final salary pension scheme indicates an actuarial deficit as at 1st April 2009 of £173 million. This compares with a surplus of £26 million as at 1st April 2006. The company has agreed to eliminate this deficit by making additional cash contributions of £23.1 million per annum over the next 10 years from 1st April 2010.

In order to limit the growth of future pension liabilities, the company is proposing that, subject to consultation, with effect from 1st April 2010, its current contributory final salary pension scheme will be replaced by a non-contributory career average salary, defined benefit scheme. This career average salary scheme was introduced for all new employees in the UK from 1st April 2006.

The result of this consultation process will be known in early 2010.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Sally Jones	Public Relations Manager	020 7269 8407
Howard Lee	The HeadLand Consultancy	020 7367 5225

Issued by: Johnson Matthey Public Limited Company
40-42 Hatton Garden London EC1N 8EE Tel: +44 (0)20 7269 8400

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

02 November 2009

6 Date on which issuer notified:

04 November 2009

7 Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

ORD GBP 1

Situation previous to the triggering transaction:

Number of shares: 8,536,386

Number of voting rights: 8,536,386

Resulting situation after the triggering transaction:

Number of shares (direct): 8,643,962

Number of voting rights (direct): 8,643,962

Number of voting rights (indirect):

% of voting rights (direct): 4.02%

% of voting rights (indirect):

Total voting rights: 8,643,962 (4.02%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,643,962– 4.02% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,887,709 – 3.67% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,887,709 – 3.67% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

12 November 2009

6 Date on which issuer notified:

16 November 2009

7 Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

ORD GBP 1

Situation previous to the triggering transaction:

Number of shares: 8,643,962

Number of voting rights: 8,643,962

Resulting situation after the triggering transaction:

Number of shares (direct): 8,581,762

Number of voting rights (direct): 8,581,762

Number of voting rights (indirect):

% of voting rights (direct): 3.99%

% of voting rights (indirect):

Total voting rights: 8,581,762 (3.99%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,581,762– 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,825,509 – 3.64% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,825,509 – 3.64% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   G P Otterman
   L C Pentz
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
S Farrant	24
N P H Garner	24
G P Otterman	24
L C Pentz	24
W F Sandford	24
I F Stephenson	24
J F Walker	24
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.3691

14. Date and place of transaction:

18 November 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	173,905
L C Pentz	24,820
W F Sandford	4,746

16. Date issuer informed of transaction:

24 November 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
24 November 2009

JM

Johnson Matthey

News Release

For release at 7.00 am Wednesday 25th November 2009

Half year results for the six months ended 30th September 2009

Summary Results

	Half Year to 30th September 2009	2008	% change
Revenue	**£3,577m**	**£4,355m**	**-18%**
Sales excluding precious metals	**£883m**	**£924m**	**-5%**
Profit before tax	**£109.5m**	**£140.3m**	**-22%**
Total earnings per share	**37.4p**	**46.8p**	**-20%**
Underlying*:			
Profit before tax	**£114.4m**	**£144.9m**	**-21%**
Earnings per share	**39.1p**	**48.4p**	**-19%**
Dividend per share	**11.1p**	**11.1p**	**–**

*before amortisation of acquired intangibles

- Johnson Matthey performed well in the first half in the context of the global economic downturn
- Sales revenue in the period was down 18% at £3.6 billion as a result of reduced activity and lower precious metal prices
- Sales excluding precious metals fell 5% to £883 million
- Profit before tax and amortisation of acquired intangibles was 21% lower at £114.4 million
- Underlying earnings per share were down 19% to 39.1 pence
- Balance sheet remains strong with net debt of £584.3 million. Gearing was 48%. Positive cash flow from operations of £77.6 million
- Dividend maintained at 11.1 pence

Business Prospects

- While visibility in some of our global markets remains limited, Environmental Technologies Division is expected to be significantly up in the second half of this year compared with the same period last year
- At current pgm prices, results for Precious Metal Products Division are expected to improve further in the second half of the year but are unlikely to match those for the second half of last year
- Fine Chemicals Division is expected to deliver steady underlying growth for the full year if the one-off benefit associated with the launch of ADDERALL XR® is excluded

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"Johnson Matthey performed well in the first half of 2009/10 despite a 16% drop in global light duty vehicle production and a 33% reduction in the average price of platinum.

Our strategy to develop our businesses on a global scale will continue to benefit us through exposure to the growth markets of China and India, helping to offset weaker markets in the United States and Europe. Whilst visibility remains limited in some of our end user markets, the group is well placed to benefit from economic recovery. The outlook for the full year is in line with current market expectations.

Looking further ahead, the long term legislative and environmental drivers for our businesses remain firmly in place. We continue to invest in our technologies, our manufacturing infrastructure and our people. Johnson Matthey is well positioned to return to growth in the near future."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Robert MacLeod	Group Finance Director	020 7269 8400
Howard Lee	The HeadLand Consultancy	020 7367 5225
www.matthey.com		

Review of Results

The more difficult economic environment in which the group operated in the first half of 2009/10 was significantly worse than that in the same period last year. Global light duty vehicle production and average platinum prices, two key drivers of the group's profitability, which had held up well in the first half of last year, fell by 16% and 33% respectively. Johnson Matthey was impacted by these factors as well as the general slowdown of industrial activity with sales excluding the value of precious metals down by 5% and underlying profit before tax by 21%.

In the context of a more difficult economic environment, the group's focus on cash generation was reflected in net cash flow from operating activities of £77.6 million and a strong balance sheet, with modest net debt of £584.3 million at 30th September 2009.

Revenue fell by 18% to £3.6 billion, primarily as a result of lower precious metal prices, particularly when compared with the first quarter of last year. Sales excluding the value of precious metals fell by 5% to £883 million, with Environmental Technologies down 5% and Precious Metal Products 13% lower. Fine Chemicals' sales excluding precious metals were up 22%, helped by the launch of the generic version of ADDERALL XR®. At constant exchange rates sales excluding precious metals for the group fell by 13%.

Underlying operating profit (before amortisation of acquired intangibles) fell by 25% to £123.9 million with reduced activity in Environmental Technologies and Precious Metal Products being partly offset by growth in Fine Chemicals. At constant exchange rates underlying operating profit was down by 31%.

The group's net finance costs reduced by £9.7 million to £10.2 million as a result of both lower average borrowings and the effect of lower interest rates. Underlying profit before tax (before amortisation of acquired intangibles) was 21% lower at £114.4 million. After amortisation of acquired intangibles, profit before tax decreased by 22% to £109.5 million.

Total earnings per share fell by 20% to 37.4 pence. Underlying earnings per share, which excludes amortisation of acquired intangibles, fell by 19% to 39.1 pence.

Dividend

The interim dividend is unchanged at 11.1 pence. Our long term policy remains to increase dividends in line with earnings growth. Although earnings in this period were lower than the

first half of last year, we recognise the importance to shareholders of a stable dividend. In maintaining the interim dividend, we have taken into account the group's long term prospects, strong cash flow and sound balance sheet.

Operations

Environmental Technologies

	Half Year to 30th September			%
	2009	2008	%	at constant
	£ million	£ million	change	rates
Revenue	**919**	**1,316**	**-30**	**-35**
Sales excl. precious metals	**564**	**596**	**-5**	**-12**
Underlying operating profit	**54.5**	**77.8**	**-30**	**-36**

Environmental Technologies Division, which comprises Emission Control Technologies (ECT), Process Technologies and Fuel Cells, was particularly impacted by the global slowdown in automotive sales and as a result revenue decreased by 30% to £919 million. Sales excluding precious metals were 5% down at £564 million and underlying operating profit was 30% lower at £54.5 million. Translated at constant exchange rates, sales excluding precious metals decreased by 12% and operating profit was down 36%.

Emission Control Technologies' sales excluding precious metals fell by 7% to £440 million. At constant exchange rates the decrease was 15%. This reduction was primarily due to lower sales of autocatalysts across North America and Europe and significantly lower sales of heavy duty diesel (HDD) catalysts. Autocatalyst sales in Asia were slightly lower, with a substantial decrease in Japan partly offset by continued very strong growth in China. Diesel particulate filter sales were slightly up on the first half of last year as their fitment to diesel cars in Europe continued to increase.

Return on sales (underlying operating profit / sales excluding precious metals) for ECT was significantly lower than in the first half of last year as a result of this fall in demand.

Global light duty vehicle sales fell by 5.4% in the six months to 30th September 2009 compared to the equivalent period last year. Sales fell by 22% in North America and 13% in Europe, where the most dramatic decline was 43% in Eastern Europe. However, sales in Asia grew by almost 26% with strong growth in China, up 55%, and India, 14% ahead, more than offsetting a 9% fall in sales in Japan. In Western Europe, sales of diesel engined cars were lower than those of cars fitted with petrol engines for the first time since 2005. This is

likely to be due to the effect of government scrappage schemes that encouraged sales of smaller engined vehicles, where the economic benefits of diesel engines are less attractive, and de-stocking by the manufacturers, who had built up stocks of mainly petrol engined vehicles and offered better deals on them.

Global light duty vehicle production was 16% down in our first half, with all regions below the same period last year. North America was 36% down and Europe was almost 23% lower, reflecting major de-stocking by the vehicle manufacturers. Even Asia was down 2% with 42% growth in production in China and 15% growth in India failing to totally offset a 32% fall in production in Japan.

Estimated Light Duty Vehicle Sales and Production

		Half Year to 30th September 2009 millions	 2008 millions	change
North America	**Sales**	**6.8**	**8.7**	**-21.8%**
	Production	**4.1**	**6.4**	**-35.9%**
Europe	**Sales**	**9.4**	**10.8**	**-13.0%**
	Production	**8.6**	**11.1**	**-22.5%**
Asia	**Sales**	**10.8**	**8.6**	**+25.6%**
	Production	**13.4**	**13.7**	**-2.2%**
Global	**Sales**	**31.5**	**33.3**	**-5.4%**
	Production	**29.4**	**35.0**	**-16.0%**

Source: IHS Global Insight

As expected, ECT's light duty catalyst business, which represents just under 80% of ECT's sales excluding precious metals, was directly impacted by this reduction in vehicle production. Our light duty unit sales in North America and Europe fell broadly in line with overall vehicle production. Business in North America started the financial year slowly as reduced vehicle demand and de-stocking continued. However, US Government incentives, the so-called "Cash for Clunkers" scheme, resulted in a gradual improvement in sales through the summer months. Europe also had a slow start but autocatalyst sales have picked up on the back of government incentive schemes and in September our unit sales were ahead of the same period last year, the first time in 12 months. Sales in Asia have held up well on the back of increased demand in China, which also benefited from government incentives that are due to expire in December 2009. We are continuing to gain market share in China and in total Asia now accounts for approximately 16% of our light duty sales.

We are nearing completion of the first phase of our new, highly efficient production facility in Macedonia. Shipments from this facility commenced in October. Once fully commissioned,

it will have the capacity to manufacture four million light duty catalysts per year. However, the site also gives us flexibility to expand production further if required.

Sales of HDD vehicles are historically more volatile than those of light duty vehicles as haulage and construction companies respond more rapidly to changes in the economic environment and adjust levels of investment accordingly. In addition, there have been no government incentive programmes for HDD vehicles and as a result vehicle sales fell significantly in both North America and Europe. Furthermore, whilst new, much tighter HDD legislation comes into force from 1st January 2010 in North America, there was no evidence of the anticipated "pre-buy" in the half year where vehicles are purchased ahead of the implementation of new legislation to avoid additional cost. Our unit sales of HDD catalysts in the period to 30th September were down approximately 55% on those in the first half of last year. Sales excluding precious metals of HDD catalysts fell accordingly and as a result represented some 17% of ECT's total. While still early days, sales in October were, however, a little more encouraging.

Estimated HDD Truck Sales and Production

		Half Year to 30th September 2009 thousands	2008 thousands	change
North America	**Sales**	**117.1**	**201.3**	**- 41.8%**
	Production	**106.1**	**200.8**	**- 47.2%**
Europe	**Sales**	**100.1**	**206.7**	**- 51.6%**
	Production	**86.7**	**297.6**	**- 70.9%**

Source: JD Power

Despite the short term difficulties in the HDD market, we have recently commissioned our new HDD catalysts manufacturing plant in Smithfield, Pennsylvania, USA and are well positioned to benefit from future recovery in this market. The market for HDD catalysts is expected to show substantial growth over the next decade driven by tightening legislation in the developed markets of North America, Europe and Japan, the spread of legislation to developing markets, such as China, India and Brazil, and legislation covering non-road vehicles in Europe and North America which starts in 2011. We still believe that, after allowing for the impact of a sustained economic downturn, the market for HDD catalysts will grow to about US $2.5 billion in sales excluding the value of precious metals by the end of 2014.

Our Stationary Emissions Control (SEC) business, which includes our Powerplants business that manufactures catalysts used to reduce emissions of oxides of nitrogen (NOx) from

power stations, has been impacted by a reduction in demand in the first half. This is due to our customers, in both China and the USA, delaying projects as they experienced lower demand for electricity due to the recession.

In October the group made a small bolt-on acquisition in this area, purchasing the assets of Applied Utility Systems Inc. for up to US $10 million. This acquisition complements our existing NOx emission control business and will enable us to expand the range of applications that we serve.

Process Technologies' sales excluding precious metals were 1% higher than in the first half of the last financial year. At constant exchange rates sales decreased by 2%. While the long term fundamentals for our Process Technologies businesses remain strong, the current economic environment has resulted in a number of projects experiencing short term delays which have impacted the results of the business in the first half.

Within our Ammonia, Methanol, Oil and Gas business (AMOG), the ammonia and methanol markets have remained robust with continued investment in capacity, particularly in China and the Middle East. Demand for methanol catalysts continues to grow, partly due to the increasing use of methanol in transportation fuels in China. This is enabling the country to use its enormous coal reserves to reduce the amount of oil that it has to import. Investment has also continued in synthesis gas projects in the Middle East where we have seen expansion in ammonia production capacity to meet demand from fertiliser manufacturing. However, demand from oil refineries was significantly weaker than in the first half of last year, reflecting lower demand for transportation fuels, heating oil and gas as industrial activity contracted around the world.

The group's investment in the expansion of our site at Clitheroe in the UK to manufacture the latest generation of syngas catalysts is nearing completion with final commissioning now underway. The initial launch of the new range of catalysts produced in this facility was made to the methanol industry in June and generated a great deal of customer enthusiasm about the benefits that they deliver. These new products reinforce our leading position in the market for methanol catalysts and technology and we are confident that sales will have a positive impact in 2010.

Davy Process Technology, which develops and licenses chemical processes, has had another good first half. Demand in China has been the key driver and during the first six months we have agreed two new licensing contracts in China and one in the USA.

In our Fuel Cells business, sales excluding precious metals, although still modest, have continued to grow in particular for natural gas powered fuel cells used in combined heat and power applications in large buildings and for portable power applications. However, Fuel Cells' growth has been adversely impacted by the effects of the economic environment on some of our smaller customers.

Precious Metal Products

	Half Year to 30th September			%
	2009	2008	%	at constant
	£ million	£ million	change	rates
Revenue	**2,544**	**2,943**	**-14**	**-20**
Sales excl. precious metals	**206**	**236**	**-13**	**-22**
Underlying operating profit	**49.2**	**76.7**	**-36**	**-41**

Precious Metal Products Division's revenue fell by 14% to £2,544 million. Precious metal prices were significantly lower than the same period last year when they were at record highs, particularly in the first quarter. Sales excluding the value of precious metals decreased by 13% to £206 million, with reductions across all of the division's businesses. Operating profit fell by 36% to £49.2 million. Translated at constant exchange rates, sales excluding precious metals decreased by 22% and operating profit was 41% lower than last year.

The Platinum Marketing and Distribution business was adversely impacted by market conditions. Whilst volumes remained in line with last year, sales and profits were significantly down due to the lower precious metal prices and reduced volatility, particularly compared with the second quarter of last year.

Demand for platinum is expected to fall by 4% in the calendar year 2009, with automotive demand falling by around one third to the lowest level since 2000. The global downturn in automotive demand has been broadly matched in industrial markets due to reduced inventories and soft consumer demand in many sectors. However, lower platinum prices have reinvigorated jewellery demand, up nearly 80% in the year. The Chinese market has boomed following de-stocking in 2008, with consistently strong consumer demand seen in response to lower retail prices. The investment market has also been buoyant, with Exchange Traded Funds continuing to attract investors seeking to diversify their portfolios.

Platinum supplies are expected to rise globally by 2% in 2009, although production of refined metal will fall in South Africa as output is cut in response to low platinum prices. The outlook

for South African production remains challenging as increasing costs in local currency limit the benefit of rising dollar platinum prices.

The platinum market is forecast to be in modest surplus in 2009 although speculative demand has kept the platinum price on a rising trend from the low point in October 2008, at the height of the global financial crisis. The average platinum price in the first half of Johnson Matthey's financial year was $1,208/oz, down 33% compared to the same period last year.

The palladium market is expected to remain in fundamental surplus in 2009. Net demand is forecast to be down by 4%, although autocatalyst demand will fall less than for platinum as scrappage schemes introduced in many countries have favoured sales of small engined, gasoline powered vehicles which use palladium based technology. The booming automobile market in China is also supportive of palladium demand due to the dominance of gasoline engines. Industrial demand is expected to fall, with soft consumer demand leading to a downturn in the use of palladium in electronic applications. Although total demand will exceed mine supplies, significant sales of metal from Russian state stocks will keep the market in surplus. The average price for the first half of Johnson Matthey's financial year was $255/oz, down 35% compared to the same period last year.

The rhodium market has been relatively calm in comparison to 2008 when a record price in excess of $10,000/oz was recorded in the first half of the year before collapsing to less than $1,000/oz by November. With demand subdued due to falling car production, rhodium is expected to be in surplus in 2009. The price is nonetheless trending modestly higher in what is a small and often volatile market. The average price in the first half was $1,509/oz, substantially lower than an average in excess of $8,000/oz recorded in the same period last year.

The division's manufacturing businesses also saw a decline in revenue as industrial demand reduced. Sales to the agrochemical sector, for products used in the production of nitric acid for fertilisers, and to the medical components industry remained in line with last year. Sales to other industrial customers, which held up well in the second half of last year, were impacted by reduced demand. Colour Technologies' sales were also below last year, in line with the reduction in automotive demand. Overall, operating profit for the division's manufacturing businesses was significantly lower than in the first half of last year.

The performance of our Pgm Refining and Recycling business is affected by metal prices. When metal prices are high, intakes and refining margins increase as customers seek to recover metal that is in demand; the reverse is true when metal prices fall. In the first half of

this year, our Pgm Refining and Recycling business suffered from the impact of lower pgm prices as intakes, revenue and consequently operating profit reduced accordingly. This was in contrast to the same period last year when intakes of secondary materials such as autocatalyst scrap were very high. On the other hand, the division's gold refineries based in North America, bolstered by high gold prices, achieved very good growth in revenue. We continue to look at ways to increase the efficiency of these businesses in order to make their performance more robust in the face of changes in metal prices.

Our Catalysts and Chemicals business manufactures precious and base metal catalysts and chemicals for a wide range of customers across many industries including automotive, chemical and pharmaceutical. During the first half, the business saw a reduction of activity across most industries with sales excluding the value of precious metals and operating profit both substantially below the same period last year.

Fine Chemicals

	Half Year to 30th September 2009 £ million	2008 £ million	% change	% at constant rates
Revenue	**114**	**95**	**+19**	**+8**
Sales excl. precious metals	**113**	**93**	**+22**	**+10**
Underlying operating profit	**30.7**	**19.9**	**+54**	**+43**

Fine Chemicals Division had a strong first half with revenue increasing by 19% to £114 million. The division benefited from the launch of the generic version of ADDERALL XR® in April 2009, with a one-off benefit this year of US $12 million. Sales excluding precious metals were up 22% at £113 million and operating profit was 54% higher at £30.7 million. At constant exchange rates, sales excluding precious metals increased by 10% and operating profit by 43%.

Macfarlan Smith, which manufactures active pharmaceutical ingredients (APIs) and intermediate products, achieved good sales growth in both bulk and specialist opiates, the demand for which was unaffected by the global economic slowdown. Operating profit in the first half was ahead of last year.

In Pharmaceutical Materials and Services, our US based API manufacturing business, operating profit was ahead of last year, even without the one-off benefit from the launch of ADDERALL XR®, with increased sales of amphetamine salts and opiates. As a result of reduced activity by generic pharmaceutical companies developing new products, demand for

our speciality contract research and manufacturing services, a small part of Fine Chemicals Division, declined significantly.

Research Chemicals, which supplies speciality inorganic and organic chemicals to research institutes and other customers through a global catalogue, has been impacted by reduced levels of activity in Europe and North America, partly offset by further growth in Asia, principally in China. Good control of costs ensured that operating profit was in line with the first half of last year.

Finance

Exchange Rates

The main impact of exchange rates on the group's results comes from the translation of foreign subsidiaries' profits into sterling. Sterling was significantly weaker during the first six months of this year compared with the same period last year. The dramatic weakening of sterling in the second half of last year has not recurred but nonetheless exchange translation increased the group's underlying operating profit by approximately £15.5 million compared with the first half of last year.

Around a quarter of the group's underlying operating profit is made in North America, mainly in the USA. The average rate for the US dollar for the six months to 30th September 2009 was $1.60/£ compared with $1.93/£ for the first half of last year which increased underlying operating profit by £7.7 million. Approximately 10% of the group's underlying operating profit comes from euro based countries. The euro was also stronger in the period averaging €1.14/£ compared with €1.26/£ in 2008 which improved the group's underlying operating profit by £2.8 million.

Interest

The group's net finance costs for the six months to 30th September 2009 decreased significantly from £19.9 million to £10.2 million. This decrease was the result of lower average borrowings during the period and lower interest rates. This benefit is likely to continue as interest rates are expected to remain low during the rest of the year. Average borrowings may, however, increase in the second half of the year if there is an increase in activity. The group's interest cover (underlying operating profit / net finance costs) for the period was good, at 12.1 times.

Taxation

The group's tax charge for the continuing businesses fell by £10.6 million to £30.7 million. The group's underlying average tax rate for the current period reduced to 28.0% (2008 29.4%). This reduction, which is partly due to the increased proportion of profits from lower tax countries, should be maintained.

Cash Flow

In the six months to 30th September 2009 the group generated a net cash inflow from operating activities of £77.6 million compared with £157.1 million for the first half of last year. This reduction was due to the impact of the global economic downturn on the group's operating results and an increase in working capital. Working capital and provisions increased by £106.3 million in the first half of the year, from a low base at year end as activity started to increase in the latter part of the period, particularly in autocatalysts. The group benefited from a net tax refund, which is included in cash flows from operating activities. The net tax refund was primarily the consequence of a recovery of UK taxes paid on account for the year ended 31st March 2009 together with refunds from the carry-back of certain UK losses to the year ended 31st March 2008.

The cash outflow on capital expenditure of £66.8 million, which represented 1.2 times depreciation, was primarily incurred on our new facility in Macedonia and the expansion project in Clitheroe, UK. The facility in Macedonia will manufacture new light duty and HDD catalysts and the expansion at Clitheroe will enable us to manufacture the latest generation of syngas catalysts. Both of these projects are nearing completion and should support continued growth.

Cash outflow before dividends, acquisitions and divestments was £28.3 million (2008 £58.7 million inflow). The cash cost of last year's final dividend, paid in August, was £54.9 million. No major acquisitions or disposals were undertaken in the half year.

After taking into account the impact of exchange translation on foreign currency borrowings, which reduced net debt by £32.7 million, net debt rose by £49.9 million to £584.3 million. Gearing (net debt / total equity) rose by 2.3% compared with 31st March 2009 to 47.7%.

Pensions

The provisional results of the latest actuarial valuation of the company's UK pension plan carried out as at 1st April 2009 indicated that there was an actuarial deficit of approximately

£173 million (1st April 2006 surplus £26 million). This deficit is greater than the deficit recorded for accounting purposes at 31st March 2009 due to the use of more conservative assumptions for the purposes of the actuarial valuation, principally a lower discount rate. In order to address this deficit, the company has agreed a funding plan with the plan's trustees and will, from 1st April 2010, contribute £23.1 million each year for the next ten years.

To limit the future growth in pension liabilities, the company has begun consultation with approximately 1,900 employees in the UK who have a final salary defined benefit pension regarding a proposal to move their benefit for future service to one which is based upon career average salary. This change will take effect from 1st April 2010, subject to the result of the consultation process which will be known from early 2010. This career average salary scheme was introduced for all new UK employees from 1st April 2006.

Going Concern

The directors have assessed the future funding requirements of the group and are of the opinion that the group has adequate resources to fund its operations for the foreseeable future. Therefore they believe that it is appropriate to prepare the accounts on a going concern basis.

Outlook

In the context of the external economic environment, Johnson Matthey performed well in the six months to 30th September 2009. Sales and profits were however lower than last year's peak as the business was impacted by the slowdown in automotive markets and the fall in the price of platinum group metals.

Looking forward, visibility of global vehicle sales remains limited. Whilst light duty vehicle sales improved in the second quarter of our financial year and current indicators suggest that we may have seen an end to de-stocking by the car companies, the timing of a return in consumer confidence and the impact of the expiry of car scrappage schemes will be key factors in driving demand in the months ahead. A recovery in heavy duty diesel vehicle sales in the key European and North American markets is equally hard to predict. However, new tighter emission standards for on road HDD vehicles in North America come into force on 1st January 2010, substantially increasing our potential catalyst sales per vehicle. Whilst truck sales in both Europe and North America in our first half have been well down on the same period last year, October saw some signs of improvement in North America and perhaps the beginning of a pre-buy effect ahead of the 2010 legislation. It is too early to say

if this is a sustainable trend, however we have leading technology and a strong market share and are well positioned to benefit from growth as the market recovers. Process Technologies is well placed to continue to grow in the second half of this year with good demand for petrochemical projects and the launch of new products that enhance our leading position in the methanol market. Overall, Environmental Technologies Division's operating profit in the second half of this year is expected to be significantly up on the same period last year.

Pgm prices have gradually improved over the last few months, in contrast to the significant volatility this time last year. At current prices, profits from our Platinum Marketing and Distribution business in the second half of the year are likely to be slightly ahead of the first half. Our manufacturing, refining and catalysts and chemicals businesses should also benefit from higher pgm and gold prices and a gradual return of business confidence. Results for Precious Metal Products Division are therefore expected to improve further in the second half of the year but are unlikely to match those for the second half of last year.

Fine Chemicals Division is more predictable and is expected to deliver steady growth for the full year even if the one-off benefit associated with the launch of ADDERALL XR® is excluded.

Our strategy to develop our businesses on a global scale will continue to benefit us through exposure to the growth markets of China and India, helping to offset weaker markets in the United States and Europe. Whilst visibility remains limited in some of our end user markets, the group is well placed to benefit from economic recovery. The outlook for the full year is in line with current market expectations.

Looking further ahead, the long term legislative and environmental drivers for our businesses remain firmly in place. We continue to invest in our technologies, our manufacturing infrastructure and our people. Johnson Matthey is well positioned to return to growth in the near future.

Risks and Uncertainties

The principal risks and uncertainties to which the group is exposed are unchanged from those identified in our 2009 Annual Report. The principal risks and uncertainties, together with the group's strategies to manage them, are set out on pages 26 and 27 of the Annual Report and cover the following areas:

- Technological change and patents
- Legislation
- Global, political and economic conditions
- Environmental liabilities
- Commercial relationships
- Foreign exchange
- Precious metal prices and controls
- Pensions
- Customer market dynamics
- Competitor risk
- Litigation and investigations
- Energy and raw materials
- Credit risk

Responsibility Statement of the Directors in respect of the Half-Yearly Report

The Half-Yearly Report is the responsibility of the directors. Each of the directors as at the date of this responsibility statement, whose names and functions are indicated below, confirms that to the best of their knowledge:

a) the condensed consolidated accounts have been prepared in accordance with International Accounting Standard (IAS) 34 – 'Interim Financial Reporting';

b) the interim management report included in the Half-Yearly Report on pages 3 to 15 includes a fair review of the information required by DTR 4.2.7 R of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated accounts; and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

c) the interim management report (note 9 on page 26) included in the Half-Yearly Report includes a fair review of the information required by DTR 4.2.8 R of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules, being disclosure of related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the company during that period; and any changes in the related parties transactions

described in the last annual report that could have a material effect on the financial position or performance of the company in the first six months of the current financial year.

The names and functions of the directors of Johnson Matthey Plc are as follows:

Sir John Banham	Chairman
N A P Carson	Chief Executive
Sir Thomas Harris	Non-executive Director
R J MacLeod	Group Finance Director
L C Pentz	Executive Director, Environmental Technologies
M J Roney	Non-executive Director
W F Sandford	Executive Director, Precious Metal Products
D C Thompson	Non-executive Director
A M Thomson	Non-executive Director, Senior Independent Director and Chairman of the Audit Committee
R J W Walvis	Non-executive Director, Chairman of the Management Development and Remuneration Committee

This responsibility statement was approved by the Board of Directors on 24th November 2009 and is signed on its behalf by:

Sir John Banham
Chairman

INDEPENDENT REVIEW REPORT

to Johnson Matthey Plc

Introduction

We have been engaged by the company to review the condensed consolidated accounts in the Half-Yearly Report for the six months ended 30th September 2009 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Total Comprehensive Income, the Condensed Consolidated Balance Sheet, the Condensed Consolidated Cash Flow Statement, the Condensed Consolidated Statement of Changes in Equity and the related explanatory notes. We have read the other information contained in the Half-Yearly Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated accounts.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (DTR) of the UK's Financial Services Authority (UK FSA). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Half-Yearly Report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Yearly Report in accordance with the DTR of the UK FSA.

The annual accounts of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU). The condensed consolidated accounts included in this Half-Yearly Report have been prepared in accordance with IAS 34 - 'Interim Financial Reporting' as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated accounts in the Half-Yearly Report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated accounts in the Half-Yearly Report for the six months ended 30th September 2009 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

D V Matthews
for and on behalf of KPMG Audit Plc
Chartered Accountants
8 Salisbury Square, London
24th November 2009

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months ended 30th September 2009

	Notes	Six months ended 30.9.09 £ million	Six months ended 30.9.08 £ million	Year ended 31.3.09 £ million
Revenue	2	**3,576.6**	4,355.0	7,847.8
Cost of sales		**(3,343.1)**	(4,081.6)	(7,324.3)
Gross profit		**233.5**	273.4	523.5
Operating expenses		**(109.6)**	(109.1)	(225.0)
Restructuring charge		**-**	-	(9.4)
Amortisation of acquired intangibles	4	**(4.9)**	(4.6)	(9.1)
Operating profit	2,3	**119.0**	159.7	280.0
Finance costs		**(18.6)**	(22.7)	(43.3)
Finance income		**8.4**	2.8	10.7
Share of profit of associate		**0.7**	0.5	2.0
Profit before tax		**109.5**	140.3	249.4
Income tax expense		**(30.7)**	(41.3)	(76.7)
Profit for the period from continuing operations		**78.8**	99.0	172.7
(Loss) / profit for the period from discontinued operations		**-**	(0.4)	1.2
Profit for the period		**78.8**	98.6	173.9
Attributable to:				
Equity holders of the parent company		**79.0**	98.6	174.1
Minority interests		**(0.2)**	-	(0.2)
		78.8	98.6	173.9
		pence	pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company				
Continuing operations				
Basic	5	**37.4**	47.0	82.0
Diluted	5	**37.3**	46.4	81.5
Total				
Basic	5	**37.4**	46.8	82.6
Diluted	5	**37.3**	46.2	82.1

CONDENSED CONSOLIDATED STATEMENT OF TOTAL COMPREHENSIVE INCOME

for the six months ended 30th September 2009

	Six months ended 30.9.09 £ million	Six months ended 30.9.08 £ million	Year ended 31.3.09 £ million
Profit for the period	**78.8**	98.6	173.9
Other comprehensive income:			
Currency translation differences	**(27.2)**	31.6	192.4
Fair value gain on available-for-sale investments transferred to profit on sale	**-**	-	(2.4)
Cash flow hedges	**19.5**	1.4	(19.9)
Fair value gains / (losses) on net investment hedges	**27.2**	(18.9)	(146.9)
Actuarial loss on post-employment benefits assets and liabilities	**-**	-	(156.7)
Share of other comprehensive income of associate	**0.2**	(0.1)	(0.2)
Tax on above items taken directly to or transferred from equity	**(0.4)**	(3.5)	64.3
Other comprehensive income / (expense) for the period	**19.3**	10.5	(69.4)
Total comprehensive income for the period	**98.1**	109.1	104.5
Total comprehensive income and expense attributable to:			
Equity holders of the parent company	**98.4**	109.1	104.1
Minority interests	**(0.3)**	-	0.4
	98.1	109.1	104.5

CONDENSED CONSOLIDATED BALANCE SHEET

as at 30th September 2009

	Notes	30.9.09 £ million	30.9.08 £ million	31.3.09 £ million
Assets				
Non-current assets				
Property, plant and equipment		**913.4**	755.6	924.7
Goodwill		**507.8**	483.0	516.0
Other intangible assets		**129.8**	110.4	135.8
Deferred income tax assets		**24.0**	9.8	27.5
Investments and other receivables		**18.6**	12.0	17.1
Swaps related to borrowings	7	**20.1**	6.5	28.8
Post-employment benefits net assets		**2.4**	73.9	2.2
Total non-current assets		**1,616.1**	1,451.2	1,652.1
Current assets				
Inventories		**451.3**	397.9	371.7
Current income tax assets		**30.6**	64.1	41.5
Trade and other receivables		**518.4**	661.7	500.2
Cash and deposits	7	**85.7**	82.3	115.2
Swaps related to borrowings	7	**-**	-	1.9
Investments and other financial assets		**9.3**	16.3	5.7
Assets classified as held for sale		**-**	33.0	6.0
Total current assets		**1,095.3**	1,255.3	1,042.2
Total assets		**2,711.4**	2,706.5	2,694.3
Liabilities				
Current liabilities				
Trade and other payables		**(482.4)**	(501.2)	(508.1)
Current income tax liabilities		**(69.5)**	(80.2)	(47.4)
Borrowings and finance leases	7	**(79.7)**	(58.4)	(51.5)
Other financial liabilities		**(15.0)**	(37.2)	(32.9)
Provisions		**(6.6)**	(6.6)	(8.8)
Liabilities classified as held for sale		**-**	(8.9)	-
Total current liabilities		**(653.2)**	(692.5)	(648.7)
Non-current liabilities				
Borrowings, finance leases and related swaps	7	**(610.4)**	(650.2)	(628.8)
Deferred income tax liabilities		**(64.1)**	(78.5)	(70.3)
Employee benefits obligations		**(142.6)**	(58.8)	(153.8)
Provisions		**(15.0)**	(14.3)	(14.3)
Other payables		**(2.4)**	(1.1)	(2.3)
Total non-current liabilities		**(834.5)**	(802.9)	(869.5)
Total liabilities		**(1,487.7)**	(1,495.4)	(1,518.2)
Net assets		**1,223.7**	1,211.1	1,176.1
Equity				
Share capital		**220.7**	220.7	220.7
Share premium account		**148.3**	148.3	148.3
Shares held in employee share ownership trust (ESOT)		**(53.7)**	(62.1)	(61.8)
Other reserves		**37.9**	(10.1)	18.5
Retained earnings		**869.8**	913.1	849.6
Total equity attributable to equity holders of the parent company		**1,223.0**	1,209.9	1,175.3
Minority interests		**0.7**	1.2	0.8
Total equity		**1,223.7**	1,211.1	1,176.1

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th September 2009

	Notes	Six months ended 30.9.09 £ million	30.9.08 restated £ million	Year ended 31.3.09 £ million
Cash flows from operating activities				
Profit before tax		**109.5**	140.3	249.4
Adjustments for:				
Share of profit in associate		**(0.7)**	(0.5)	(2.0)
Discontinued operations		**-**	(0.4)	0.9
Depreciation, amortisation and profit on sale of non-current assets and investments		**61.4**	48.5	110.3
Share-based payments		**0.7**	2.4	-
Changes in working capital and provisions		**(106.3)**	2.8	201.5
Changes in fair value of financial instruments		**(1.9)**	10.8	(6.0)
Net finance costs		**10.2**	19.9	32.6
Income tax received / (paid)		**4.7**	(66.7)	(85.3)
Net cash inflow from operating activities		**77.6**	157.1	501.4
Cash flows from investing activities				
Dividends received from associate		**0.6**	-	-
Purchases of non-current assets and investments		**(66.8)**	(68.6)	(209.3)
Proceeds from sale of non-current assets and investments		**0.1**	0.1	0.2
Purchases of businesses and minority interests		**(0.3)**	(1.7)	(8.2)
Net proceeds from sale of businesses		**-**	(0.3)	17.6
Net cash outflow from investing activities		**(66.4)**	(70.5)	(199.7)
Cash flows from financing activities				
Net proceeds on ESOT transactions in own shares		**3.3**	0.6	0.8
Proceeds from / (repayment of) borrowings and finance leases		**68.4**	40.3	(48.6)
Dividends paid to equity holders of the parent company	6	**(54.9)**	(54.7)	(78.1)
Settlement of currency swaps for net investment hedging		**(30.6)**	(12.1)	(93.9)
Proceeds from minority interest on share issue		**0.3**	-	-
Interest paid		**(17.6)**	(21.2)	(42.7)
Interest received		**5.7**	2.8	9.0
Net cash outflow from financing		**(25.4)**	(44.3)	(253.5)
(Decrease) / increase in cash and cash equivalents in period		**(14.2)**	42.3	48.2
Exchange differences on cash and cash equivalents		**(2.0)**	(0.1)	13.1
Cash and cash equivalents at beginning of period		**99.8**	38.5	38.5
Cash and cash equivalents at end of period	7	**83.6**	80.7	99.8

	Notes	Six months ended 30.9.09 £ million	30.9.08 restated £ million	Year ended 31.3.09 £ million
Reconciliation to net debt				
(Decrease) / increase in cash and cash equivalents in period		**(14.2)**	42.3	48.2
(Proceeds from) / repayment of borrowings and finance leases		**(68.4)**	(40.3)	48.6
Change in net debt resulting from cash flows		**(82.6)**	2.0	96.8
Exchange differences on net debt		**32.7**	(11.4)	(20.8)
Movement in net debt in period		**(49.9)**	(9.4)	76.0
Net debt at beginning of period		**(534.4)**	(610.4)	(610.4)
Net debt at end of period	7	**(584.3)**	(619.8)	(534.4)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th September 2009

	Share capital £ million	Share premium account £ million	Shares held in ESOT £ million	Other reserves £ million	Retained earnings £ million	Minority interests £ million	Total equity £ million
At 1st April 2008	220.7	148.3	(68.6)	(20.6)	879.1	1.4	1,160.3
Total comprehensive income for the period	-	-	-	10.5	98.6	-	109.1
Dividends	-	-	-	-	(54.7)	(0.2)	(54.9)
Net proceeds on ESOT transactions	-	-	6.5	-	(5.9)	-	0.6
Share-based payments	-	-	-	-	2.4	-	2.4
Tax on share-based payments	-	-	-	-	(6.4)	-	(6.4)
At 30th September 2008	220.7	148.3	(62.1)	(10.1)	913.1	1.2	1,211.1
Total comprehensive income for the period	-	-	-	28.6	(33.6)	0.4	(4.6)
Dividends	-	-	-	-	(23.4)	(0.2)	(23.6)
Net proceeds on ESOT transactions	-	-	0.3	-	(0.1)	-	0.2
Share-based payments	-	-	-	-	(2.4)	-	(2.4)
Tax on share-based payments	-	-	-	-	0.6	-	0.6
Purchase of minority interest	-	-	-	-	(4.6)	(0.6)	(5.2)
At 31st March 2009	220.7	148.3	(61.8)	18.5	849.6	0.8	1,176.1
Total comprehensive income for the period	-	-	-	19.4	79.0	(0.3)	98.1
Dividends	-	-	-	-	(54.9)	(0.1)	(55.0)
Share issue to minority interest	-	-	-	-	-	0.3	0.3
Net proceeds on ESOT transactions	-	-	8.1	-	(4.8)	-	3.3
Share-based payments	-	-	-	-	0.7	-	0.7
Tax on share-based payments	-	-	-	-	0.2	-	0.2
At 30th September 2009	**220.7**	**148.3**	**(53.7)**	**37.9**	**869.8**	**0.7**	**1,223.7**

NOTES ON THE ACCOUNTS
for the six months ended 30th September 2009

1 Basis of preparation

The half-yearly accounts were approved by the Board of Directors on 24th November 2009, and were unaudited but have been reviewed by the auditors. These condensed consolidated accounts do not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006, but have been prepared in accordance with International Accounting Standard (IAS) 34 – 'Interim Financial Reporting' and the Disclosure and Transparency Rules of the UK's Financial Services Authority. The accounting policies applied are set out in the Annual Report and Accounts for the year ended 31st March 2009, except where new accounting policies have been adopted as detailed below. Information in respect of the year ended 31st March 2009 is derived from the company's statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain any statement under sections 237(2) or 237(3) of the Companies Act 1985.

As described in the Annual Report and Accounts for the year ended 31st March 2009, the group reorganised its divisional structure on 1st April 2009. The Catalysts and Chemicals business, which makes precious metal and some base metal catalysts and precious metal chemicals, has been transferred into the Precious Metal Products Division. The remaining businesses in the Fine Chemicals and Catalysts Division have been renamed as the Fine Chemicals Division. The segmental information in note 2 reflects the new divisional structure. Also, International Financial Reporting Standard (IFRS) 8 - 'Operating Segments' has been adopted during the period, which requires operating segments to be identified on a basis consistent with internal management structure and reporting, this does not change the reported segments. The performance of the divisions is assessed on underlying operating profit which is before restructuring charges and the amortisation of acquired intangibles.

In addition, the group has adopted the September 2007 revision to IAS 1 - 'Presentation of Financial Statements' which has resulted in the 'Condensed Consolidated Statement of Changes in Equity' (previously disclosed as a note on changes in equity) being presented as a primary statement. The revised standard has had no impact on the reported results or financial position of the group.

Consistent with the Annual Report and Accounts for the year ended 31st March 2009, the consolidated cash flow statement for the six months ended 30th September 2008 has been restated to reclassify the settlement of currency swaps designated as hedges of net investments in foreign operations out of cash flows from operating activities to cash flows from financing activities.

2 Segmental information by business segment

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals £ million	Eliminations £ million	Total £ million
Six months ended 30th September 2009					
Sales to external customers	**918.6**	**2,544.0**	**114.0**	**-**	**3,576.6**
Inter-segment sales	**2.6**	**250.1**	**1.0**	**(253.7)**	**-**
Total revenue	**921.2**	**2,794.1**	**115.0**	**(253.7)**	**3,576.6**
External sales excluding the value of precious metals	**563.6**	**206.0**	**113.0**	**-**	**882.6**
Segmental underlying operating profit	**54.5**	**49.2**	**30.7**	**-**	**134.4**
Unallocated corporate expenses					**(10.5)**
Underlying operating profit					**123.9**
Amortisation of acquired intangibles					**(4.9)**
Operating profit					**119.0**
Net finance costs					**(10.2)**
Share of profit of associate					**0.7**
Profit before taxation					**109.5**
Segmental total assets	**1,590.0**	**396.8**	**432.8**	**(40.6)**	**2,379.0**

NOTES ON THE ACCOUNTS
for the six months ended 30th September 2009

2 Segmental information by business segment (continued)

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals £ million	Eliminations £ million	Total £ million
Six months ended 30th September 2008 (restated)					
Sales to external customers	1,316.2	2,943.4	95.4	-	4,355.0
Inter-segment sales	4.4	731.7	1.2	(737.3)	-
Total revenue	1,320.6	3,675.1	96.6	(737.3)	4,355.0
External sales excluding the value of precious metals	595.8	235.7	92.8	-	924.3
Segmental underlying operating profit	77.8	76.7	19.9	-	174.4
Unallocated corporate expenses					(10.1)
Underlying operating profit					164.3
Amortisation of acquired intangibles					(4.6)
Operating profit					159.7
Net finance costs					(19.9)
Share of profit of associate					0.5
Profit before taxation					140.3
Segmental total assets	1,481.1	504.1	425.9	(58.9)	2,352.2
Year ended 31st March 2009 (restated)					
Sales to external customers	2,226.1	5,401.7	220.0	-	7,847.8
Inter-segment sales	7.4	933.0	2.6	(943.0)	-
Total revenue	2,233.5	6,334.7	222.6	(943.0)	7,847.8
External sales excluding the value of precious metals	1,135.2	446.5	215.2	-	1,796.9
Segmental underlying operating profit	124.3	143.0	49.5	-	316.8
Unallocated corporate expenses					(18.3)
Underlying operating profit					298.5
Restructuring charge					(9.4)
Amortisation of acquired intangibles					(9.1)
Operating profit					280.0
Net finance costs					(32.6)
Share of profit of associate					2.0
Profit before taxation					249.4
Segmental total assets	1,571.8	405.2	466.0	(59.4)	2,383.6

3 Effect of exchange rate changes on translation of foreign subsidiaries' external sales excluding the value of precious metals and operating profits

Average exchange rates used for translation of results of foreign operations	Six months ended 30.9.09	Six months ended 30.9.08	Year ended 31.3.09
US dollar / £	**1.595**	1.934	1.719
Euro / £	**1.142**	1.262	1.205
South African rand / £	**12.94**	15.01	14.99

The main impact of exchange rate movements on the group's sales and operating profit comes from the translation of foreign subsidiaries' profits into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Six months ended 30.9.09 £ million	Six months ended 30.9.08 At last year's rates restated £ million	Six months ended 30.9.08 At this year's rates £ million	Change at this year's rates %
External sales excluding the value of precious metals				
Environmental Technologies	**563.6**	595.8	641.3	-12
Precious Metal Products	**206.0**	235.7	265.4	-22
Fine Chemicals	**113.0**	92.8	102.8	+10
External sales excluding the value of precious metals	**882.6**	924.3	1,009.5	-13
Underlying operating profit				
Environmental Technologies	**54.5**	77.8	84.6	-36
Precious Metal Products	**49.2**	76.7	84.0	-41
Fine Chemicals	**30.7**	19.9	21.4	+43
Unallocated corporate expenses	**(10.5)**	(10.1)	(10.2)	
Underlying operating profit	**123.9**	164.3	179.8	-31

4 Amortisation of acquired intangibles

The amortisation of acquired intangible assets which arise on the acquisition of businesses is separated from operating expenses and is shown separately on the face of the income statement. It is excluded from underlying operating profit.

5 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 211,172,503 shares in issue (six months ended 30th September 2008 - 210,657,089 shares, year ended 31st March 2009 - 210,807,882 shares).
The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plans. These adjustments give rise to an increase in the weighted average number of shares in issue of 722,174 (six months ended 30th September 2008 restated - 2,983,515 shares, year ended 31st March 2009 - 1,217,221 shares).

Underlying earnings per ordinary share are calculated as follows:

	Six months ended		Year ended
	30.9.09	30.9.08	31.3.09
	£ million	£ million	£ million
Profit for the period attributable to equity holders of the parent company	**79.0**	98.6	174.1
Amortisation of acquired intangibles	**4.9**	4.6	9.1
Restructuring charge	**-**	-	9.4
Profit on disposal of discontinued operations	**-**	-	(1.2)
Tax thereon	**(1.3)**	(1.3)	(2.5)
Underlying profit	**82.6**	101.9	188.9
	pence	pence	pence
Basic underlying earnings per share	**39.1**	48.4	89.6

6 Dividends

An interim dividend of 11.1 pence per ordinary share will be paid on 2nd February 2010 to shareholders on the register at the close of business on 4th December 2009. The estimated amount to be paid is £23.5 million and has not been recognised in these accounts.

	Six months ended		Year ended
	30.9.09	30.9.08	31.3.09
	£ million	£ million	£ million
2007/08 final ordinary dividend paid - 26.0 pence per share	**-**	54.7	54.7
2008/09 interim ordinary dividend paid - 11.1 pence per share	**-**	-	23.4
2008/09 final ordinary dividend paid - 26.0 pence per share	**54.9**	-	-
	54.9	54.7	78.1

7 Net debt

	30.9.09	30.9.08	31.3.09
	£ million	£ million	£ million
Cash and deposits	**85.7**	82.3	115.2
Bank overdrafts	**(2.1)**	(1.6)	(15.4)
Cash and cash equivalents	**83.6**	80.7	99.8
Current other borrowings and finance leases	**(77.6)**	(56.8)	(36.1)
Current swaps related to borrowings	**-**	-	1.9
Non-current swaps related to borrowings	**20.1**	6.5	28.8
Non-current borrowings, finance leases and related swaps	**(610.4)**	(650.2)	(628.8)
Net debt	**(584.3)**	(619.8)	(534.4)

8 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 30th September 2009 precious metal leases were £69.3 million (30th September 2008 £127.2 million, 31st March 2009 £68.2 million).

9 Transactions with related parties

The group's associate, AGR Matthey, is a related party and sales of £0.1 million were made to it during the year ended 31st March 2009, with no balances outstanding at 31st March 2009. The group guarantees its share of the borrowings and precious metal leases of AGR Matthey and its exposure at 31st March 2009 was £ nil. During the year ended 31st March 2009 Neil Carson, Chief Executive, bought his company car from the company for £8,500, which was its current market price at the time of the sale. This transaction was settled during the year and so was not outstanding at 31st March 2009. There have been no material changes in these relationships in the six months ended 30th September 2009 and no related party transactions have taken place which have materially affected the financial position or the performance of the group during that period.

FINANCIAL CALENDAR

2009

2nd December
Ex dividend date

4th December
Interim dividend record date

2010

2nd February
Payment of interim dividend

3rd June
Announcement of results for the year ending 31st March 2010

9th June
Ex dividend date

11th June
Final dividend record date

21st July
119th Annual General Meeting (AGM)

3rd August
Payment of final dividend subject to declaration at the AGM

Cautionary Statement
This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Telephone: 0871 384 2344
Internet address: www.shareview.co.uk

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Sir Thomas Harris

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   James Capel Nominee Services

8. State the nature of the transaction:

   Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

   680

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.89

14. Date and place of transaction:

27 November 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

1,180 Ordinary Shares of £1 each Less than 0.1%

16. Date issuer informed of transaction:

27 November 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
27 November 2009